Exhibit No. 99.1

Fairmont Hotels & Resorts Extends Brand with
New Private Residence Club Product
Company Introduces Fairmont Heritage Place in Acapulco and Barbados;
Assumes Management of Telluride’s Franz Klammer Lodge

TORONTO, February 1, 2005 - Expanding its growth strategy to a key trend in the luxury vacation industry, Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”)(TSX/NYSE: FHR) introduces Fairmont Heritage Place, the Company’s private residence club product. In September 2004, the first Fairmont Heritage Place opened on Acapulco’s coveted Diamante beach, and sales are continuing at a strong pace. Another milestone was achieved recently with the signing of a management contract for Telluride’s Franz Klammer Lodge. Planning and sales efforts are also underway for Fairmont Heritage Place Barbados, a 26-residence oceanfront complex adjacent to the exclusive Fairmont Royal Pavilion.

“The exceptional locations and genuine service of Fairmont Hotels & Resorts have come home,” said Tom Storey, Executive Vice President Development. “Fairmont Heritage Place extends our luxury hotel brand from our guests to owners who want the comfort, prestige and enjoyment of a luxurious vacation home without the added responsibilities. It’s already an excellent complement to our diverse collection, adding both warm weather options and a premier U.S. ski destination.”

“With over a century of providing luxury travel experiences in many of the world’s best-recognized destinations, Fairmont is uniquely positioned to provide owners with truly exclusive properties,” said Greg Doman, Vice President for Fairmont Heritage Place. Fairmont Heritage Place’s philosophy is built around selective development adjacent to existing Fairmont hotels as well as involvement in existing projects that capitalize on its luxury property management expertise.

Franz Klammer Lodge, Telluride CO
Founded in 1996 and named for the legendary Austrian ski champion, Franz Klammer Lodge was the first project to successfully offer luxury fractional ownership. This 63-residence, ski-in, ski-out property is located in Telluride’s exclusive Mountain Village. Having established the benchmark for private residence clubs, Franz Klammer Lodge is recognized for its first class residences and amenities, unique alpine setting and reputation as an all-season destination. Under the terms of the management agreement no real estate or equity purchases are anticipated. A select supply of rentals will be offered through Fairmont reservation channels.

Fairmont Heritage Place, Acapulco
Fairmont Heritage Place Acapulco, which opened the first 10 of 50 planned exquisite residences last September, has already proved popular among hassle-weary homeowners. Sales of the lavish two-storey dwellings with private plunge pools and access to Fairmont resort amenities like the neighboring Willow Stream spa have outstripped initial sales projections. The development has now sold out its first two phases, representing approximately $28 million in revenue.

Fairmont Heritage Place owners engage in a real estate transaction, which can be sold, transferred or willed like any other asset. “Our owners in Mexico and Telluride are already developing their own family traditions and legacy,” notes Doman. Flexible use dates, management expertise and access to a wide array of Fairmont resort activities, including top-notch golf enhance the appeal of this offering.

Although they purchase their residence in one location, owners have the added benefit of trading for time at other Fairmont Heritage Place locations and stays at any of Fairmont’s luxury hotel properties worldwide, including The Fairmont San Francisco, The Fairmont Banff Springs and The Savoy, A Fairmont Hotel.

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About Fairmont Heritage Place
Fairmont Heritage Place is an exclusive private residence club collection offering vacation home memberships in some of the world’s most sought after locations. Fairmont Heritage Place Acapulco opened the first 10 of 50 total residences next to The Fairmont Acapulco Princess resort in September 2004, with phase two of the project slated for completion in spring of 2005. Fairmont Heritage Place also manages Franz Klammer Lodge in Telluride and pre-sales for Fairmont Heritage Place Barbados are now underway. Additional future development is being planned for select Fairmont resort locations as well as potential joint ventures with third party developers. For additional information go to www.fairmont.com/heritageplace.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 46 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

Media	Investors
Laura Fairweather	Denise Achonu
Executive Director Public Relations	Executive Director Investor Relations
Fairmont Hotels & Resorts	Fairmont Hotels & Resorts
416/874-2404	416/874-2485
laura.fairweather@fairmont.com	denise.achonu@fairmont.com
www.fairmont.com	www.fairmont.com/investor

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